SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of December 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




                          RYANAIR CELEBRATES BECOMING
                          BRITAIN'S FAVOURITE AIRLINE

              240,000 FREE SEATS AVAILABLE FOR JANUARY & FEBRUARY

Ryanair, Europe's No.1 low fares airline, today (Monday, 8th December 2003) announced that recent passenger traffic statistics for the month of November confirmed that Ryanair have carried more passengers than British Airways on its UK and European routes. This now confirms Ryanair as Britain's favourite airline for flights to the UK and Europe. Passenger numbers released by both companies confirmed that Ryanair carried over 2 Million passengers representing a growth of 60% over the same month in 2002 while British Airways carried 240,000 passengers less.

To celebrate Ryanair is today offering 240,000 seats free of charge (just pay the taxes and charges) on all of its routes from London for midweek flying in January and February.

Ryanair's Deputy Chief Executive, Mr Michael Cawley, said:

    "Ryanair is thrilled to become Britain's favourite airline. We were the first low fares airline outside the US to carry more than 2 Million passengers in a month and by repeating that performance in November we have substantially out-carried British Airways in the UK and Europe.

    "When it comes to giving passengers what they really want - lower fares, punctuality and fewest lost bags - Ryanair beats British Airways every time. The public are voting with their feet and Ryanair has been confirmed as Britain's favourite airline for travel in the UK and Europe.

    "To celebrate Ryanair is offering 240,000 free seats to all of its loyal passengers for flights in January and February. This seat sale will commence at 0100 on Tuesday, 9th December2003 and will end at midnight on Thursday, 11th December 2003."

                     PASSENGER STATISTICS FOR NOVEMBER 2003

                     RYANAIR         BA                  RYANAIR POSITION
PASSENGER GROWTH         60%      -1.5%                            1
LOAD FACTOR              83%      60.9%                            1


    Ends          Monday, 8th December 2003

    For further information:

    Paul Fitzsimmons - Ryanair          Pauline McAlester - Murray Consultants
    Tel: 00 353 1 812 1228              Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  08 December 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director